KB HOME

10990 Wilshire Boulevard

Los Angeles, California 90024

October 14, 2011

John Cash

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Re:	KB Home

Form 10-K for the fiscal year ended November 30, 2010

Filed January 31, 2011

Form 10-Q for the quarterly period ended February 28, 2011

Filed April 11, 2011

File No. 1-9195

Dear Mr. Cash:

This letter responds to the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 23, 2011 regarding the Form 10-K for the fiscal year ended November 30, 2010 that we filed with the Commission on January 31, 2011 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended February 28, 2011 that we filed with the Commission on April 11, 2011.

South Edge Overview

Before turning to the specific comments in your letter dated August 23, 2011, we believe it will be useful to provide an overview regarding our involvement in South Edge, LLC, a Nevada limited liability company (“South Edge”), from its inception to the date of this letter. For this purpose, we group our involvement into the following four time periods: (1) May 2004 through the first quarter of 2007 (the “Inception Period”); (2) the second quarter of 2007 through the first quarter of 2008 (the “Continued Development Period”); (3) the second quarter of 2008 through the fourth quarter of 2010 (the “Work-Out Period”); and (4) the first quarter of 2011 through the present date (the “Bankruptcy Period”).

Inception Period. South Edge was formed in May 2004. The primary purpose of South Edge was to provide a vehicle and a process for its members to make a joint bid to acquire at a federal Bureau of Land Management (“BLM”) auction (held in June 2004) approximately 1,950 acres of land near Las Vegas, Nevada, and, if the bid was successful, to develop a residential community on the land and to allocate and convey partially developed land parcels to the members in proportion to their membership interests (the “Project”). The BLM required that auction participants bid for the entire acreage as a whole. At the time, the Project land represented a significant portion of the remaining land available for master planned residential development in the Las Vegas market, a high sales volume market for us and one experiencing rapid economic and population growth. Given the size of the Project land, the unique circumstances under which the Project land was being sold, and the amount of resources considered necessary to successfully bid on and develop the Project land, the South Edge members determined that a joint venture approach would be optimal.

At South Edge’s formation, there were eight members, consisting of seven unrelated homebuilders and an unrelated third-party property development firm. KB HOME Nevada Inc. (“KB Nevada”), our wholly-owned subsidiary, became a member with a 48.45% interest in South Edge. South Edge won the BLM auction and purchased the Project land using equity contributed by the South Edge members and proceeds from secured debt financing arranged with a syndicate of lenders in November 2004, with an initial borrowing capacity of $535.0 million. In the second quarter of 2007, South Edge arranged for additional borrowing capacity from the lenders to cover rising Project development costs, bringing the total borrowing capacity to $585.0 million (collectively, the “Loans”). The Loans were secured by the Project land and related South Edge assets. Through KB Nevada, our initial equity investment in South Edge was $99.2 million.

In connection with the Loans, each South Edge member and its parent (collectively, the “South Edge Member Group”) provided certain guarantees to the bank that served as the administrative agent for the lenders (the “Administrative Agent”).1 These guarantees included a springing limited repayment guaranty (as to us and KB Nevada, the “Springing Guaranty”), a completion guaranty and a limited guaranty. The terms of each respective springing limited repayment guaranty were the same; likewise the terms of each respective completion guaranty and each respective limited guaranty were the same. However, each South Edge member’s and its parent’s obligations under these guarantees were separate and distinct from the guaranty obligations provided by any other South Edge member and its parent. Each springing limited repayment guaranty purported to require, upon demand by the Administrative Agent, payment (up to a specified share) of South Edge’s outstanding debt to the lenders, but the obligation arose only after the occurrence of (a) an involuntary bankruptcy proceeding or an involuntary bankruptcy petition filed against South Edge that was not dismissed within 60 days, or for which an order or decree approving or ordering any such proceeding or petition was entered; or (b) a voluntary bankruptcy commenced by South Edge (either, a “South Edge Bankruptcy Event”). Each completion guaranty purported to require the performance and/or payment of the costs to complete the development of the Project (up to a specified share) if South Edge failed to do so. Each limited guaranty purported to require (a) payment for the loss or liability incurred by the Administrative Agent or the lenders as a result of specifically enumerated willful, fraudulent and/or unlawful acts or contractual breaches by a guarantor or by South Edge (if by South Edge, up to a specified share), and (b) guarantor indemnification (up to a specified share) of the Administrative Agent and the lenders against third party claims arising from the Project.

During the Inception Period, South Edge appeared to be a business success, with the Project increasing in value significantly. Indeed, in January 2007, the Project land alone (without any improvements) was appraised at more than $1 billion -- an increase of over $450 million from the purchase price South Edge paid to the BLM.

Continued Development Period. In this period, the southern Nevada housing and land market was slowing down after years of steady growth. The ultimate and full extent of the decline, however, and its eventual impact on South Edge as a whole, were as yet unknown. Notwithstanding this change in market conditions, the southern Nevada housing market remained an important one for our business, and we and KB Nevada continued to see KB Nevada’s share of the Project land as an attractive asset in a market that had been good for us before and throughout the Inception Period. We thought it was possible that the slowdown was temporary and that the southern Nevada housing and land market might soon stabilize and recover. We also believed that the other South Edge members were willing and financially able to continue participating in the Project as contemplated at the time South Edge was formed. Accordingly, and given our already substantial equity investment in South Edge (including non-refundable deposits made towards the purchase of Project land), and potential obligations and/or litigation risks under the guarantees provided to the Administrative Agent, we believed that KB Nevada (and each of the other South Edge members) would continue to fulfill its commitment to acquire Project land per its land purchase contract with South Edge, the terms of which were established in 2004. KB Nevada and other South Edge members did in fact acquire Project land during the Continued Development Period per the

[1]	For the property development firm member, the parent guarantees were provided by the person who is the principal of both the member and the member’s parent, rather than by the parent entity.

terms of their land purchase contracts with South Edge. However, reflecting the impact of the downward change in southern Nevada market conditions, we recorded inventory impairment charges on the land KB Nevada acquired.

Work-Out Period. Matters surrounding South Edge changed significantly in the second quarter of 2008, largely as a result of the unexpectedly severe and persistent deterioration in the southern Nevada housing and land market that began in the Continued Development Period. In that second quarter alone, two of the South Edge members indicated that they were in financial distress and defaulted on their obligations to acquire additional Project land, the lenders declined to process a draw on the Loans that South Edge requested, South Edge failed to make an interest payment on the Loans, the Administrative Agent issued a notice of default, and the lenders blocked a South Edge member from acquiring Project land. Based on these events in the quarter, active infrastructure development of the Project was halted.

Amid this backdrop, and progressively worsening market conditions, the South Edge Member Group -- other than the financially distressed members and their respective parents, each of which eventually entered bankruptcy -- began working with the lenders under a forbearance agreement on the Loans. The work-out discussions regarding the Loans and the overall development plan for the Project took place for more than two years, were extraordinarily complex, and were continued in the midst of several lawsuits and arbitration proceedings among the parties concerning the rights and obligations of South Edge, the South Edge Member Group and the lenders (as described in our prior response letters). Throughout the ongoing work-out discussions, both the solvent members of the South Edge Member Group and the lenders contemplated (and proposed) significant discounts on paying off South Edge’s outstanding debt to help resolve the situation. At one point, we had reason to believe that a discount in the range of $130 million could be obtained as part of an overall settlement. In our view, this potential discount reflected, among other things, that (a) the applicable events or conduct that might trigger potential guaranty obligations had not occurred and, even if they had occurred, there were valid defenses to prevent or minimize enforcement of the guarantees, and (b) of the guarantees, only the completion guaranty (and not the Springing Guaranty or the limited guaranty) presented a possible, though not probable, source of potential exposure on the Loans. Consistent with this view were the various litigation and arbitration proceedings the lenders commenced or sponsored during the Work-Out Period against the solvent members of the South Edge Member Group that sought vigorously, among other things, to enforce the completion guarantees.

During the Work-Out Period, differences of opinion and conflicts among certain South Edge members -- along with the inability of the two bankrupt members to fund their share of ongoing operations at South Edge -- led us and KB Nevada to believe that further development of the Project as contemplated when South Edge was formed was not likely. Instead, we and KB Nevada assumed that after paying off KB Nevada’s share of discounted South Edge debt, KB Nevada would acquire its remaining share of the Project land from the lenders or a newly created entity and the acquired land would be sold without further development. This change in our view was based on two primary assumptions: (a) that South Edge would be able to pay off the Loans at a negotiated discount quickly once key terms were agreed upon, and (b) that differing interests, strategies, objectives, capabilities and financial strength among the solvent members of the South Edge Member Group made selling KB Nevada’s remaining share of the Project land a more practical option for us and KB Nevada than reaching agreement with the solvent members on any revised multi-year development plan for the Project. This was our and KB Nevada’s working assumption for resolving the South Edge situation from 2009 up through February 3, 2011 (see below).

Bankruptcy Period. On December 9, 2010, to our surprise based on their conduct during the Work-Out Period, the Administrative Agent and two other lenders in the syndicate for the Loans filed a Chapter 11 involuntary bankruptcy petition against South Edge (the “Petition”). The Administrative Agent and the other two lenders filed the Petition in their individual capacities, with the objective of satisfying a Bankruptcy Code requirement that three separate unsecured creditors are necessary to commence a bankruptcy action. We saw this as a maneuver to make three unsecured creditors out of one secured lending syndicate and believed it contradicted legal precedent. Coming as it did after more than two years of litigation and arbitration proceedings and of trying to resolve the South Edge situation outside of bankruptcy, and with the Administrative Agent never having attempted to foreclose on the underlying property, the actual filing of the Petition was also highly unexpected. Nevertheless, although we and KB Nevada believed that there were several well-founded legal arguments against such a tactical maneuver by the petitioning lenders (a belief further informed by advice and analysis we had previously received from outside legal counsel), on February 3, 2011, the bankruptcy court entered an order for relief on the Petition and appointed a Chapter 11 trustee with the authority to govern the affairs of South Edge. South Edge appealed this decision on the grounds that the bankruptcy court erred in its decision and we concurred with South Edge that it was an erroneous decision that should have been overturned. Prior to that bankruptcy court decision, we did not believe that it was probable (on both substantive and procedural grounds) that the Springing Guaranty could be enforced based on an involuntary proceeding commenced by the constituents of a single secured creditor group. Despite our view of the legalities, however, the bankruptcy court decision, as a practical matter, constituted a South Edge Bankruptcy Event, and, therefore, a probable triggering of the Springing Guaranty. Among other things, the bankruptcy court decision significantly increased our estimate of the overall exposure to risk of loss with respect to South Edge. That additional exposure was reflected in our Quarterly Reports on Form 10-Q for the quarterly periods ended February 28, 2011 and May 31, 2011 as a “loss on loan guaranty” in recognition of the unique terms of the Springing Guaranty.

Following the February 3, 2011 bankruptcy court decision -- and based upon ensuing discussions with the solvent members of the South Edge Member Group and the Administrative Agent -- we believed that South Edge would likely be reorganized under a bankruptcy court approved plan and that we would be a proponent of such a plan (the “Supported Plan”). Among other things, we considered that such a Supported Plan would likely result in (a) our acquiring our remaining share of the Project land as a part owner of a newly created entity that would acquire all of the remaining Project land; (b) our acquiring a portion of Project land that had been allocated to the two bankrupt original South Edge members; (c) a revised development plan for the Project that would increase its developable acres, a portion of which would be allocated to us; and (d) our developing the Project land allocated to us, our building and selling homes on most of that land, and selling the remainder of the developed land to third parties (rather than our Work-Out Period assumption of selling acquired Project land without developing it). Although we came to believe that our being a proponent of a Supported Plan was probable, there were other options that we considered carefully. Immediately after the bankruptcy court’s decision, we weighed whether to become a proponent of a Supported Plan or to pursue two other alternative courses of action, one being potentially paying our share of South Edge’s outstanding debt pursuant to the terms of the Springing Guaranty and receiving a substituted lien just on KB Nevada’s remaining share of the Project land. We also considered continuing to appeal and fight the bankruptcy court’s decision, which we still believe was erroneous, and/or a demand by the Administrative Agent under the Springing Guaranty (which it has not made), as one of the other South Edge members has chosen to do. Ultimately, though, we determined that the better course was to be a proponent of a Supported Plan. Among other factors, this determination was based on our consideration that through a Supported Plan we would have the opportunity to revise the development plan for the Project in ways that better reflect current market conditions and consumer preferences, as well as enhance Project governance with a smaller group of members that share a common interest in developing the Project to maximize its value. The probable impact of being a proponent of a Supported Plan on our estimate of the overall exposure with respect to South Edge was also reflected in our Quarterly Reports on Form 10-Q for the quarterly periods ended February 28, 2011, May 31, 2011 and August 31, 2011.

Effective June 10, 2011, we and KB Nevada became parties to a consensual agreement among the Administrative Agent, several of the lenders, and certain of the other solvent members of the South Edge Member Group to back a Supported Plan. Under that agreement, the effective date of the Supported Plan following its confirmation is to occur on or before November 30, 2011 (subject to a limited extension). If the Supported Plan becomes effective, we anticipate that all South Edge-related claims, potential guaranty obligations and various pieces of litigation would be resolved (with potential minor exceptions). In addition, if the Supported Plan becomes effective as currently contemplated, the members of the South Edge Member Group participating in the Supported Plan would have their equity interests in South Edge cancelled, including the right to receive or retain any property on account of such interest, effectively ending South Edge’s existence.

Throughout the period of our involvement in the venture, we have assessed the exposure to risk of loss with respect to South Edge on an overall basis, taking into account at each reporting period the probable outcome of the then-current matters surrounding South Edge, which have changed significantly and, at times, in unexpected ways. Accordingly, by evaluating the exposure to risk of loss with respect to South Edge on an overall basis, we have considered losses as to both the equity investment made in South Edge and the acquisition of Project land from South Edge. Our risk of loss evaluations also included considerations of the likelihood and probable impact of the contractual guarantees provided to the Administrative Agent, and the probable outcome of various litigation and arbitration proceedings among the South Edge Member Group and between the South Edge Member Group and the South Edge lenders concerning the rights and obligations of South Edge, the South Edge Member Group and the lenders. If we determined that it was probable that a loss was incurred and was reasonably estimable in any of these respects, we recognized and classified our share of such a loss in our consolidated financial statements in the relevant reporting period per applicable accounting rules and guidance and in a manner that reflected the particular underlying nature of the loss. In addition, as discussed further below, we have also evaluated South Edge since its formation for potential consolidation based on the then-current matters surrounding the venture and the relevant accounting rules and guidance in effect at the time each evaluation was performed.

*    *    *

Below we have reprinted the comments from the August 23, 2011 letter in bold, followed by our responses.

Form 10-K for the fiscal year ended November 30, 2010

Note 15.  Legal Matters, page 81

1.	Please provide us a specific and comprehensive discussion regarding what consideration you have given to consolidating South Edge. In this regard, please address the following:
(A)	Provide us a summary of the terms of the South Edge joint venture. Please tell us each member involved from inception to the present, including each member’s initial equity interest and any changes in their interests. Please clarify which members filed for bankruptcy, when they filed for bankruptcy, and if and how they were replaced or their interests were distributed. In addition, please clarify your relationship with each member before the joint venture was formed and tell us if you considered any other member to be a related party.
(B)	Provide us a summary of the terms and conditions of the Springing Guaranty, including if any other members provided this guaranty.
(C)

Address your initial consolidation analysis when the South Edge joint venture was formed, your analysis when the Springing Guaranty was undertaken, and your subsequent analysis and potential reconsideration of consolidation during each period presented. Tell us what consideration you gave to the impact of the bankruptcies of two of the South Edge members and the financial condition of the other members. In addition, given that you anticipated acquiring land from South Edge and began recording related impairments in 2007 and that you now believe you will acquire more land than your initial interest as a result of the bankruptcies of two of the South Edge members, please tell us what consideration you gave to consolidating South Edge based on your apparent intent to keep the project viable, irrespective of your legal obligations under the Springing Guaranty.
(D)	If you believe that consolidation may have been appropriate, provide us a comprehensive materiality analysis of the qualitative and quantitative impact on your financial statements if you consolidated South Edge during each period presented.
(E)	Tell us if you have any other unconsolidated joint venture arrangements where there is uncertainty regarding the joint venture’s ability to perform on debt obligations or where there is uncertainty regarding other members in the joint venture being able to fulfill their obligations. If so, please tell us what consideration you have given to consolidating these joint ventures and provide us a materiality analysis of the potential impact on your financial statements.

Response:

For clearer presentation, we have formatted our response with lettered paragraphs and have substituted in the above comment corresponding letters for the bullet points in the August 23, 2011 letter.

(A)	South Edge Joint Venture Terms and Member Information.

(1)	South Edge Joint Venture Terms. South Edge’s governance was established under an operating agreement (the “Operating Agreement”). The principal terms of the Operating Agreement are summarized below.

Shared Acknowledgments Regarding Separateness. In the Operating Agreement, the members specifically acknowledged and agreed that South Edge would maintain its separateness from the members. The Operating Agreement specified that South Edge, among other things, (a) would maintain its accounts, books and records separate from those of any other person; (b) would conduct its business in its own name; (c) would maintain its accounting records and other entity documents separate from those of any other person; (d) would prepare separate financial statements and file its own tax returns, if any, as may be required by applicable law; (e) would pay its own liabilities and expenses out of its own funds and assets; (f) would hold itself out and identify itself as a separate and distinct entity under its own name and not as a division or part of any other person; and (g) would not identify any of its members or their affiliates2 as a division or part of it.

Management Committee. Overall management of South Edge was vested exclusively in a management committee that consisted of one appointed representative from each member, with each such representative referred to as a manager. No individual South Edge member had the unilateral right or power to take part in the management or control of South Edge or to act for or bind South Edge in any way. Each manager had voting power equal to its member’s membership interest in South Edge, with each member’s membership interest equal to its allocated share of Project land. Decisions on significant matters required a 75% supermajority vote by the management committee (based on membership interests). These decisions specifically included the following: (a) approving contracts requiring payments of

2 The Operating Agreement defined “affiliate” to mean with respect to any specified person, any other person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person. The Operating Agreement defined “control” with respect to the relationship between or among two or more persons to mean either (i) the possession, directly or indirectly or as a trustee or executor, of the power to direct or cause the direction of the management and policies of a person whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the management and policies of such person, or (ii) direct or indirect, record or beneficial, ownership of at least 50% of the outstanding equity, capital, or right to profits of such person. Notwithstanding the foregoing, a person would not be deemed an affiliate of another person solely as a result of ownership of securities of a company which has a class of securities registered under Section 12 of the Securities Exchange Act of 1934.

$100,000 or more in the aggregate; (b) establishing and amending South Edge’s business plan; (c) removing the general manager, which is discussed further below; (d) any change in a South Edge member’s membership interest in South Edge (but only if any member materially, adversely and disproportionately impacted by such change also approved it); (e) commencing litigation in the name of South Edge; (f) approving and amending plans for the South Edge residential community; (g) modifying the allocations of Project land to the South Edge members; and (h) approving and amending the terms and conditions of any debt financing arranged by South Edge.

Decisions on less significant matters could be made by a majority vote of the management committee (based on membership interests).

For the management committee to take any action at any meeting of the committee, whether by a majority or 75% supermajority vote, required the presence of a quorum of at least three South Edge members holding 60% of the membership interests in South Edge. For the management committee to take any action by written consent, whether by a majority or 75% supermajority vote, required the consent of at least three South Edge members holding 60% of the membership interests in South Edge.

General Manager. The day-to-day business and affairs of South Edge were conducted by a general manager, which was an affiliate of the property development firm member. The general manager was to attend management committee meetings to provide status reports regarding the Project and the general manager’s activities. Among other specified duties, the general manager had the authority (a) to execute all agreements, contracts, documents, certifications, and instruments that, in the management committee’s discretion, were necessary or convenient in connection with the management, maintenance, and operation of the Project; (b) to conduct and prosecute all applications and proceedings to obtain and modify all the approvals required for the subdivision and development of the Project land consistent with the plans approved by the management committee; (c) to process and record a management committee-approved comprehensive plan and final map dividing the South Edge residential community into developable parcels and providing for the development thereof (including for major infrastructure and suitable supplies of required utility services); (d) to execute, to the extent approved under the Operating Agreement’s terms or as approved by the management committee, any deed, lease, bill of sale, contract, or other instrument purporting to convey or encumber any or all of the Project land; (e) to execute and deliver, on behalf of South Edge, all notes, bonds, mortgages, deeds, and other financing documents required to be made, executed, or entered into in connection with any debt financing arranged by South Edge; (f) to assist the management committee to develop and draft the master plan documents comprehensively governing the overall development of the Project, including all design and architectural guidelines and the covenants, conditions and restrictions for the South Edge residential community and the South Edge members’ development thereof; and (g) to supervise the activities of the contractors and consultants retained by South Edge.

The Operating Agreement made it difficult to change the general manager. The general manager could not resign and could be removed only with the approval of a 75% supermajority of the management committee (excluding the property development firm member’s membership interest in South Edge). However, such removal could be made only in the following circumstances: (a) a default under the terms of the Operating Agreement by the property development firm member or an affiliate; (b) the general manager’s bankruptcy; (c) the management committee having determined by a 75% supermajority vote (excluding the property development firm member’s membership interest in South Edge) that the general manager had been guilty of gross recklessness, material breach of its duties under the Operating Agreement, bad faith or criminal conduct in the execution of its duties, or that an affiliate of the general manager was in material default of its contractual obligations to South Edge; provided that in the case of a material breach by the general manager or its affiliates under the Operating Agreement or other contractual obligations of its affiliates, the management committee removal vote could not occur until after a specified notice and cure period; and (d) an act or omission of the general manager or an affiliate that caused South Edge to default under a loan agreement that was not cured within the period provided in the loan agreement.

Capital Contributions. At the management committee’s direction, each member was required to contribute capital in proportion to its membership interest in South Edge. The capital contributions were intended to cover, among other things, (a) differences between the cost of acquiring the Project land and the amount of debt financing arranged by South Edge to help pay for the Project land; (b) entity startup and BLM auction bidding costs, and expenses associated with any arranged debt financing, including interest expenses and fees; (c) initial deposits and ongoing payments for the costs of major infrastructure work necessary to develop the South Edge residential community (except to the extent such costs were covered by other financing sources); and (d) Project management fees.

A member’s failure to make required capital contributions could result in the divestiture or forced sale of the member’s membership interest in South Edge, among other remedies. Divestiture would result only if, after a notice and cure period, a member failed to make a capital contribution related to South Edge’s auction bid for the Project land or related to the purchase of the Project land from the BLM and any debt financing expenses due within the first six months of the purchase. A forced sale would result only if, after a notice and cure period, a member failed to make any subsequent required capital contributions if such a remedy were elected by the management committee in its sole discretion. Any such divested or sold membership interest would be offered to the other members based on terms and conditions determined by a 75% supermajority of the management committee or, if no such terms and conditions were determined, in proportion to each such member’s membership interest in South Edge at a purchase price based on a specified formula. If the other members did not acquire all of the offered divested or sold membership interest, then the remainder of the interest would be disposed of as determined by a 75% supermajority of the management committee. The Operating Agreement contemplated that additional remedies as determined by a 75% supermajority of the management committee (excluding a non-contributing member’s membership interest in South Edge) could be pursued if a member failed to make required capital contributions.

Membership Transfers. Each member could not transfer any part of its membership interest in South Edge except (a) to an entity in which the member held at least a 30% equity interest and over which the member retained day-to-day management responsibilities; (b) to another member (although under no circumstances could any member and its affiliates own or control more than 49% of the membership interests in South Edge as a result of a transfer or otherwise without the approval of all of the members); (c) to a successor by merger or other business combination; or (d) to a non-member, if such a transfer was approved by all of the members and the transferring member guaranteed all obligations of the (non-member) transferee.

Allocation of Profits and Losses. Under the provisions of the Operating Agreement, South Edge’s profits and losses were to be distributed to each member in proportion to its membership interest in South Edge.

Distribution of Project Land to Members. Each South Edge member was expected to “take down” (i.e., purchase) in one or more transactions its allocated share of Project land pursuant to a land purchase contract between South Edge and the member. The terms and conditions of each land purchase contract were to be uniform. Each land purchase contract, by its terms, obligated each South Edge member to purchase its share of Project land, but each member risked only the loss of deposits paid in advance to South Edge for any portion of such Project land that the member failed to purchase. This structure is common in the industry and viewed as an option contract, with the non-refundable deposits constituting the price of an option right to abandon the contract.

Accounting; Books and Records. The general manager or its designee was responsible for preparing financial reports for South Edge and for the coordination of South Edge financial matters with South Edge’s accountants. Each South Edge member or its designee had the right to access, inspect and copy the contents of South Edge’s books and records and the books and records of the general manager pertaining to South Edge and its operations and affairs. The general manager was responsible for preparing financial statements for South Edge in accordance with generally accepted accounting principles consistently applied, and for providing to the members unaudited annual and quarterly balance sheets and related statements of operations and cash flows for South Edge.

(2)	South Edge Members. Below are the names of the original eight members of South Edge and their respective parents, and each member’s membership interest in South Edge.

Member Name	Interest	Parent
Focus South Group, LLC[3]	15.59%	Focus Property Group
MTH Homes Nevada, Inc.	3.53%	Meritage Homes Corporation
Alameda Investments, LLC	8.14%	Woodside Group, LLC
Coleman-Toll Limited Partnership	10.52%	Toll Brothers, Inc.
Beazer Homes Holding Corp.	2.58%	Beazer Homes USA, Inc.
KB HOME Nevada Inc.	48.45%	KB Home
Kimball Hill Homes Nevada, Inc.	6.29%	Kimball Hill, Inc.
Pardee Homes of Nevada	4.9%	Pardee Homes, a subsidiary of Weyerhaeuser Corporation

The membership interests as shown in the table above have not changed since South Edge was formed.

(3)	Member Bankruptcies. Since South Edge’s formation, two of the original South Edge members have entered bankruptcy. Woodside Group, LLC consented to an involuntary Chapter 11 bankruptcy petition in September 2008. Alameda Investments, LLC separately filed a voluntary Chapter 11 bankruptcy petition in January 2009 and its assets were liquidated as part of Woodside’s bankruptcy reorganization plan, which plan became effective in December 2009. Kimball Hill, Inc. filed a voluntary Chapter 11 bankruptcy petition in April 2008, with Kimball Hill Homes Nevada Inc. included in the filing. In December 2008, Kimball Hill, Inc. decided to wind down its operations and sell its assets pursuant to a bankruptcy court-approved plan, which plan became effective in March 2009.

Under the Operating Agreement, the bankruptcy of a South Edge member did not trigger the automatic termination of the member’s membership interest in South Edge. Each of the bankrupt original members remains a member of South Edge: no person or party has replaced them, or, to our knowledge, taken by assignment or otherwise ownership or control of their membership interests (and associated voting power) in South Edge (either in whole or in

3 The property development firm member and an affiliate of the general manager.

part). In addition, there is no provision in the Operating Agreement stating that the bankruptcy of any member automatically increases any solvent South Edge member’s actual or effective membership interests or responsibilities with respect to South Edge. Since South Edge’s formation, the bankrupt original South Edge member’s membership interests in South Edge have been counted with respect to determining achievement of management committee quorum and the majority and 75% supermajority thresholds under the Operating Agreement, with the bankrupt original members considered to have abstained from voting.

(4)	Lack of Any Affiliation with the Other South Edge Members. Before and after South Edge’s formation, we and KB Nevada have each been independent and unaffiliated with each of the other South Edge members and its parent. Neither we nor KB Nevada has controlled, has been controlled by, or has been under common control with any member of the South Edge Member Group. We and KB Nevada partnered with the other members of the South Edge Member Group (other than Beazer Homes and Pardee Homes) in a similar joint venture development project in southern Nevada subsequent to South Edge’s formation, and from time to time have entered into and may in the future enter into land development and/or homebuilding joint ventures with such parties. Apart from such joint ventures, however, we and KB Nevada compete against the other members of the South Edge Member Group with respect to land development and new home construction and sales in the Las Vegas market and in various markets across the country. Therefore, we do not consider any of the other members of the South Edge Member Group to be (or to have ever been) a related party (including as that term is defined in Accounting Standardization Codification Topic No. 850, Related Party Disclosures (“ASC 850”)).

(B)	Springing Guaranty Terms and Conditions. The Springing Guaranty was a limited several repayment guaranty. Each South Edge member and its parent provided a similar but separate and distinct springing limited repayment guaranty to the Administrative Agent. The obligations under each springing limited repayment guaranty arose only after the occurrence of a South Edge Bankruptcy Event. Following the occurrence of a South Edge Bankruptcy Event, each separate springing limited repayment guaranty purported to require, upon demand by the Administrative Agent, payment (up to a specified share) of South Edge’s outstanding debt to the lenders. For each member and its parent, the specified share was a ratio, with the numerator equal to the aggregate purchase price of the allocated share of Project land that the member had not yet acquired from South Edge at the time of an applicable South Edge Bankruptcy Event, and the denominator equal to the aggregate purchase price of all of the Project land then remaining to be acquired from South Edge. No South Edge member or its parent was responsible under the terms of their own springing limited repayment guaranty for paying (in whole or in part) the springing limited repayment guaranty obligations of any other South Edge member or its parent. In addition, no action or event, such as the bankruptcy of, or non-payment of capital contributions by, a South Edge member or its parent, was a trigger under the springing limited repayment guaranty or increased the liability of any other member or its parent under their own springing limited repayment guaranty.

(C)	Consolidation Analysis. Although matters related to South Edge have changed over time, our determinations from May 2004 to August 31, 2011 (the end of our most recent quarterly reporting period) have been that South Edge should be accounted for in our consolidated financial statements as an unconsolidated joint venture using the equity method. Our independent registered public accounting firm has reviewed our accounting treatment throughout this period and has concurred with our accounting for South Edge in our consolidated financial statements as an unconsolidated joint venture using the equity method. Below is a discussion of our evaluations and determinations with respect to the potential consolidation of South Edge in light of significant events that have occurred during the period.

(1)	Formation of South Edge. South Edge was formed in May 2004 with the South Edge members contributing combined total capital of $112.5 million to cover certain start-up expenses and to help finance South Edge’s auction bid for the Project land. Through KB Nevada, we contributed $54.5 million of this amount, equal to KB Nevada’s 48.45% membership interest in South Edge, and the other South Edge members contributed a combined $58.0 million in accordance with their membership interests in South Edge. In our initial consolidation analysis of South Edge in May 2004, we first considered whether South Edge was a variable interest entity (“VIE”) and, therefore, subject to the provisions of Financial Accounting Standards Board Interpretation No. 46(R), Consolidation of Variable Interest Entities (“FIN No. 46(R)”).

Based on the terms of the Operating Agreement, we determined that, at its formation, South Edge, by design, was not a VIE under the criteria in paragraph 5 of FIN No. 46(R) and, therefore, was not subject to the provisions of FIN No. 46(R). The total equity investment at risk was sufficient to permit South Edge to finance its activities without additional subordinated financial support provided by any parties, including the South Edge Member Group, which included the equity investors in the venture. While the Operating Agreement contemplated that South Edge would arrange debt financing in the future to help purchase the Project land, no such financing had been arranged at the time South Edge was formed. Also, while it was assumed that such future arranged debt financing would be secured by the Project land (if the land was acquired) and related South Edge assets, the extent of guarantees to be provided by the South Edge Member Group, if any, had not yet been determined.

As a group, the South Edge members did not lack any one of the three characteristics of a controlling financial interest under FIN No. 46(R). The South Edge members, as a group, had the ability to make decisions about South Edge’s activities through representation on the management committee. Further, the South Edge members did not lack the obligation to absorb the expected losses or lack the right to receive the expected residual returns of South Edge. Under the provisions of the Operating Agreement, South Edge’s profits and losses were to be distributed to each South Edge member in proportion to its membership interest in South Edge, and each member’s voting power through the management committee was equal to the member’s membership interest in South Edge. The voting power of each South Edge member was therefore proportional to the member’s obligations to absorb the expected losses and its rights to receive the expected residual returns of South Edge. In addition, South Edge’s activities did not involve and were not conducted on behalf of an investor that had disproportionately few voting rights.

Note that while we concluded that FIN No. 46(R) did not apply to South Edge at its formation because we determined that South Edge was not a VIE, even if we had determined that South Edge was a VIE, we would have concluded that KB Nevada was not the primary beneficiary of South Edge, as discussed further in Paragraphs 1(C)(2) and 1(C)(3) below.

After determining that FIN No. 46(R) did not apply to South Edge, we accounted for South Edge in accordance with Accounting Research Bulletin No. 51, Consolidated Financial Statements (“ARB No. 51”). ARB No. 51 provided that the usual condition for a controlling financial interest is ownership of a majority voting interest. Accordingly, as a general rule, the ownership, directly or indirectly, of over 50% of the outstanding voting shares of a company is a factor pointing towards consolidation of that company. At the time South Edge was formed, KB Nevada’s membership interest was 48.45%, and it did not have a majority (over 50%) voting interest or control over South Edge. In addition, according to the Operating Agreement, all major decisions for South Edge were to be made by the management committee subject to specific quorum/written consent and majority or 75% supermajority voting requirements. No individual South Edge member, including

KB Nevada, had the unilateral power to direct the decisions of the management committee, and at no time have we or KB Nevada controlled, been controlled by, or been under common control with any of the other members of the South Edge Member Group. Further, South Edge had a general manager responsible for the day-to-day business and affairs of South Edge. KB Nevada was not the general manager. Therefore, in light of the foregoing, we considered South Edge, at its formation, to be an unconsolidated joint venture and we accounted for our investment in South Edge in our consolidated financial statements as such using the equity method.

Throughout our involvement in South Edge and as long as FIN No. 46(R) was in effect, we reconsidered our determination of whether South Edge was a VIE and/or whether KB Nevada was the primary beneficiary in accordance with the applicable guidance for reconsideration events. We also note that FIN No. 46(R) specifically excludes a troubled debt restructuring (including a bankruptcy) from events requiring reconsideration of whether an enterprise is the primary beneficiary of a VIE. Paragraphs 1(C)(2) and 1(C)(3) below discuss the applicable reconsideration events we identified while FIN No. 46(R) was in effect.

(2)	Project Financing Arranged/Springing Guaranty Undertaken. As discussed above under “South Edge Overview,” in November 2004, South Edge arranged for $535.0 million of secured borrowing capacity with a syndicate of lenders to partially finance the purchase and development of the Project land. In connection with this financing, each South Edge member and its parent provided a similar, though separate and distinct springing limited repayment guaranty to the Administrative Agent. At this time, the South Edge members contributed additional capital of $92.2 million towards the purchase of the Project land. Through KB Nevada, we contributed $44.7 million of this amount, equal to KB Nevada’s 48.45% membership interest in South Edge, and the other South Edge members contributed a combined $47.5 million in accordance with their membership interests in South Edge. In total, by this point, the South Edge members had contributed combined capital of $204.7 million into South Edge, of which we, through KB Nevada, contributed $99.2 million, and the other South Edge members contributed a combined $105.5 million. In our consolidation evaluation of South Edge in light of these transactions, we considered whether South Edge was a VIE under FIN No. 46(R).

We determined that South Edge, by design, was now a VIE because the total equity investment at risk was no longer sufficient to permit South Edge to finance its activities without additional subordinated financial support provided by any parties, including the South Edge Member Group, which included the equity investors in the venture. The total equity investment made by the South Edge members was deemed not to be sufficient relative to the financing South Edge arranged with the lenders. We considered each springing limited repayment guaranty provided to the Administrative Agent to be a form of subordinated financial support for these purposes.

In addition, the land purchase contracts between South Edge and each member established a per-acre Project land purchase price based on the following formula: (a) the sum of all fees, costs and expenses incurred by South Edge to acquire, finance and develop all of the Project land, plus a 10 percent markup of such fees, costs and expenses, divided by (b) the developable acreage of all of the Project land (excluding certain planned community facilities and public areas). As a result of this pricing structure for the Project land, the returns to the South Edge members on their equity investments were capped, so South Edge, by design, was a VIE due to the condition described in paragraph 5 of FIN No. 46(R).

Following our determination that South Edge was a VIE, we considered whether we should consolidate South Edge in our consolidated financial statements. FIN No. 46(R) provided that an enterprise must consolidate a VIE if that enterprise had a variable interest that would absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. Further, variable interests of related parties, including de facto agents, should be combined with the variable interests of an enterprise in determining whether the related parties as a group would absorb a majority of the expected losses or receive a majority of the expected residual returns, or both. If so, the enterprise within the related party group that is most closely associated with the VIE should consolidate the VIE. The enterprise consolidating a VIE is called the primary beneficiary.

In accordance with FIN No. 46(R), we considered whether we were part of a group of related parties, including de facto agents, whose own variable interests should be combined with our own variable interests. As discussed in Paragraph 1(A)(4) above, we did not consider any of the other South Edge members or their respective parents to be related parties to us or to KB Nevada.

In assessing whether any members of the South Edge Member Group were de facto agents, we considered that, other than KB Nevada, we did not provide subordinated financial support to any party involved in South Edge, and no such party received its interests in South Edge as a contribution or a loan from us. KB Nevada did not provide subordinated financial support to any other party involved in South Edge, and no such party received its interests in South Edge as a contribution or a loan from KB Nevada. None of our or KB Nevada’s officers, employees, or board members separately held any membership interests in South Edge. Except for the Operating Agreement’s provision restricting each South Edge member from transferring its membership interest in South Edge to a nonmember, we and KB Nevada did not have an agreement that restricted the sale, transfer or encumbrance of any other member’s interests in South Edge. In addition, the Operating Agreement permitted each South Edge member to transfer its membership interest to certain entities, including third party successors, without prior approval from us, KB Nevada or any other South Edge member or its parent. Outside of our and KB Nevada’s participation in South Edge, we and KB Nevada did not have any business or other relationships with any other party involved in South Edge that we believed could have constrained the ability of any such party to manage economic risks or realize economic rewards through the sale, transfer, or encumbrance of its interests. Based on the foregoing considerations, we determined that we and KB Nevada were not part of a group of related parties, including any de facto agents, whose own variable interests should be combined with our own variable interests in South Edge.

Under the provisions of the Operating Agreement, South Edge’s profits and losses were to be distributed to each member in proportion to its membership interest in South Edge. As KB Nevada did not have an obligation to absorb a majority (over 50%) of the expected losses or the right to receive a majority (over 50%) of the expected residual returns of South Edge, we concluded that it was not the primary beneficiary of South Edge. We therefore continued to account for South Edge in our consolidated financial statements as an unconsolidated joint venture using the equity method.

(3)

Member Bankruptcies/Notices of Default on Loans. In evaluating South Edge in light of the changed matters related to the venture that marked the beginning of the Work-Out Period, we continued to determine that South Edge was a VIE for the reasons described under Paragraph 1(C)(2) above. We also continued to determine that KB Nevada was not the primary beneficiary of South Edge. This was based on the fact that the membership interests in South Edge and the capital contribution and guaranty obligations among the remaining solvent members of the South Edge Member Group, including us and KB Nevada, were not changed as a result of any of the events at the beginning of the Work-Out Period. Furthermore, we did not, at any time, have an obligation to make any payments with respect to South Edge’s debt on behalf of any of the other South Edge members, including the two financially distressed/bankrupt members. Nor did the financial distress and bankruptcies of the two bankrupt original South Edge members trigger, increase or otherwise adjust our or KB Nevada’s potential liability under the Springing Guaranty.

The impairment charges we recorded with respect to both Project land KB Nevada purchased from South Edge and Project land anticipated to be acquired from South Edge, as described further in Paragraph 2 below, did not impact our consolidation evaluation as the charges related only to KB Nevada’s 48.45% membership interest in South Edge.

As discussed in Paragraph 1(A)(2) above, the membership interests in South Edge have not changed since South Edge was formed. Therefore, throughout the Work-Out Period, we continued to determine that KB Nevada did not have an obligation to absorb a majority (over 50%) of the expected losses or the right to receive a majority (over 50%) of the expected residual returns of South Edge, and continued to account for South Edge in our consolidated financial statements as an unconsolidated joint venture using the equity method.

(4)	Adoption of Statement of Financial Accounting Standards No. 167, Amendments to FIN No. 46(R). In June 2009, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 167, Amendments to FASB Interpretation No. 46(R) (“SFAS No. 167”), which was effective for us for the first quarter of our 2010 fiscal year. SFAS No. 167, which was subsequently codified into Accounting Standards Codification Topic No. 810, Consolidation, (“ASC 810”). Upon our adoption of ASC 810, we continued to determine that South Edge, by design, was a VIE as the criteria we applied in arriving at this conclusion did not change in any meaningful respect with the new guidance.

Following our determination that South Edge continued to be a VIE, we considered whether we should consolidate South Edge in our consolidated financial statements under ASC 810-10-05-8A. In applying the criteria of ASC 810-10-05-8A, the activities that we believed were most significant to the economic performance of South Edge included (i) purchasing and developing Project land; (ii) changing the use for or selling Project land; (iii) establishing and modifying Project budgets; (iv) approving financing arrangements; (v) determining the South Edge residential community design and infrastructure specifications; and (vi) approving contracts. The power to direct each of these activities was shared among all of the South Edge members, relative to their membership interest in South Edge, as the approval of any of these or other major decisions had to be made by the management committee subject to specific quorum/written consent and a 75% supermajority voting requirement. No individual South Edge member, including KB Nevada, had the unilateral power to direct the decisions of the management committee.

Although KB Nevada, with its 48.45% membership interest in South Edge, had participating rights as to management committee decisions that required a 75% supermajority, other South Edge members also had participating rights because a group of such members could collectively block any management committee decisions that required a 75% supermajority vote. As more than a single enterprise had participating rights with respect to South Edge, the existence of KB Nevada’s participating rights was not considered applicable.

In accordance with ASC 810, we considered whether we were part of a group of related parties, including de facto agents, whose own variable interests should be combined with our own variable interests to the extent the guidance in ASC 810 changed from FIN No. 46(R). In applying the ASC 810 criteria with respect to de facto agency, we therefore considered that the Operating Agreement’s provision requiring prior approval with respect to membership transfers to nonmembers did not create a de facto agency between us and KB Nevada and any other party involved in South Edge because the provision reflected mutually agreed upon terms among all of the independent and willing South Edge members. Accordingly, we continued to determine that we and KB Nevada were not part of a group of related parties, including any de facto agents, whose own variable interests should be combined with our own variable interests in South Edge.

Based on the foregoing, we therefore determined that control over South Edge was shared among the South Edge members, the ASC 810 consolidation criteria were not met, and KB Nevada was not the primary beneficiary of South Edge. Therefore, we continued to account for South Edge in our consolidated financial statements as an unconsolidated joint venture using the equity method.

Throughout our involvement in South Edge and as long as ASC 810 has been in effect, we reconsidered our determination of whether South Edge was a VIE and/or whether KB Nevada was the primary beneficiary in accordance with the provisions of ASC 810 relating to reconsideration events. We note that ASC 810-10-35-5 states that a troubled debt restructuring (including a bankruptcy) is not an event that requires reconsideration of whether the entity involved is a VIE.

From our adoption of ASC 810 through to the February 3, 2011 bankruptcy court decision, we determined that no reconsideration events had occurred. In addition, although there were various adjustments in our and KB Nevada’s working assumptions with respect to our acquisition and further development and/or sale of Project land during the Work-Out Period, these did not impact our consolidation analysis because they did not change the facts relevant to the analysis required under FIN No. 46(R) or ASC 810.

(5)	South Edge Bankruptcy. Up to the time of the February 3, 2011 bankruptcy court decision, we had considered South Edge to be a VIE and that KB Nevada did not have a controlling financial interest. Therefore, we had not consolidated South Edge in our consolidated financial statements. Following the February 3, 2011 bankruptcy court decision, we again evaluated whether South Edge should continue to be accounted for in our consolidated financial statements as an unconsolidated joint venture using the equity method.

We considered that although the Operating Agreement and other South Edge contractual arrangements were not impacted as a result of the bankruptcy court decision, the South Edge members (i.e., the equity holders of South Edge) could lose the authority as a group to direct the activities of South Edge due to the bankruptcy proceedings. Such an event would not change the status of South Edge from being a VIE. In fact, it would further support the conclusion that South Edge was a VIE because, in a bankruptcy proceeding with a third-party Chapter 11 trustee governing the affairs of South Edge, the South Edge members as a group would lose the authority to direct the activities of South Edge, with such authority being shifted to the bankruptcy court, the Chapter 11 trustee and the lenders. Therefore, we continued to determine that South Edge remained a VIE as of February 28, 2011 and through our most recent quarterly reporting period.

In evaluating whether KB Nevada had a controlling financial interest in South Edge under ASC 810-10-05-8A, and therefore whether we needed to consolidate the VIE, we considered that at this time there had not been any events that would increase KB Nevada’s authority to direct the activities that most significantly impact the economic performance of South Edge.

If the bankruptcy had any effect on KB Nevada’s authority to direct the activities of South Edge, it would be to decrease such power. With or without the bankruptcy, KB Nevada did not have the power to direct the activities that most significantly impact the economic performance of South Edge. Accordingly, we did not consolidate South Edge as of February 28, 2011.

While the percentage of remaining Project land we anticipate acquiring if the Supported Plan becomes effective has increased from KB Nevada’s original 48.45% share, the Supported Plan remains subject to a number of significant conditions precedent. Therefore, we and KB Nevada are not at this time obligated to acquire any additional Project land under the Supported Plan or otherwise. Moreover, even with our anticipated acquisition of additional Project land following the effectiveness of the Supported Plan (if confirmed), we have determined that South Edge is a VIE and that KB Nevada does not have the authority to direct the activities that most significantly impact the economic performance of South Edge, and, therefore, does not have a controlling financial interest in the entity. With South Edge in bankruptcy, this lack of authority to direct its activities is reinforced by the fact that the activities that most significantly impact the economic performance of South Edge are governed by the Chapter 11 trustee and are subject to bankruptcy court approval. Therefore, from February 28, 2011 through August 31, 2011, we did not consolidate South Edge in our consolidated financial statements. If in connection with the Supported Plan, however, a new entity is ultimately formed in which we are a part owner, we would evaluate the new entity for potential consolidation in our consolidated financial statements upon that entity’s formation.

Conclusion

As described above, throughout our involvement with South Edge, we have evaluated South Edge for potential consolidation at each quarter end based on the then-current matters related to the venture and the relevant accounting rules and guidance in effect as of the date each evaluation was performed. We believe we properly applied the relevant accounting rules and guidance with respect to determining whether or not to consolidate South Edge in our consolidated financial statements, and we reconsidered our determinations when events warranting reconsideration occurred. In each of our evaluations, we determined that South Edge should not be consolidated and therefore, we accounted for South Edge as an unconsolidated joint venture in our consolidated financial statements using the equity method.

(D)	Consolidation Materiality Analysis. As discussed, we believe that we have appropriately accounted for South Edge in our consolidated financial statements as an unconsolidated joint venture using the equity method. Therefore, we do not believe that this comment is applicable.

(E)	Other Unconsolidated Joint Ventures. As reported in the Form 10-K and in our subsequent periodic filings, since November 30, 2010, none of our other unconsolidated joint ventures have had any outstanding debt obligations. Therefore, we do not have any uncertainty as to the ventures’ ability to perform with respect to debt obligations. In addition, we do not have any uncertainty as to the ability of our partners in these other unconsolidated joint ventures to fulfill the obligations they may have with respect to such ventures.

2.	To the extent that you believe consolidation of South Edge was not appropriate, we continue to be concerned with the propriety of your accounting for the following:

(A)	Recognizing inventory impairment charges for land you did not own.

(B)	Reclassifying liabilities initially established as inventory impairment charges to other purposes, including the value of your investment in South Edge and other South Edge reserve matters.

(C)	Accounting for the South Edge loan guaranty.

(D)	The impact of the South Edge results on your financial statements, including what consideration you gave to whether South Edge appropriately valued its assets, including the impact of impairments, and its liabilities.

(E)	The overall valuation of your investment in South Edge, including the timing of impairment charges.

(F)	The recognition of your share of South Edge’s losses. In this regard, it appears that you recognized losses based on your pro rata interest. Please tell us what consideration you gave to recognizing additional amounts related to South Edge’s losses given the financial difficulties of other South Edge members, your apparent intentions to fund South Edge, and other operating considerations, including your business relationships with other parties involved in the South Edge matters.

Please provide us your analysis of the proper accounting for each of the above items from fiscal 2007 to the current period. Please address your consideration of the timing of the recognition and measurement for each item. In addition, please provide us the financial statements of South Edge for these periods, to the extent available, and clarify if and why you made any adjustments to those financial statements in recognizing the impact in their results.

In addition, please provide us a comprehensive quantitative and qualitative materiality analysis comparing your reported financial statements to financial statements prepared given your consideration of conclusions of the above mentioned items. Please provide this analysis from fiscal 2007 to the current period and show the effect on each line item of your balance sheet and income statement as if amounts were reflected for each of the above items in the appropriate period. Please ensure that you show the impact of each mentioned item separately in your materiality analysis.

Finally, please consider whether each above item may apply to any of your other equity method investments and provide us a specific and comprehensive discussion of the results of your consideration. To the extent that you determine your accounting methodology should have been different, please provide us a comprehensive materiality analysis. Please group your analysis by equity method investees with similar characteristic or fact patterns.

Response:

For clearer presentation, we have formatted our response with lettered paragraphs and have substituted in the above comment corresponding letters for the bullet points in the August 23, 2011 letter.

(A)	Recognition of Inventory Impairment Charges for Project Land Anticipated to be Acquired. Our recognition of inventory impairment charges for Project land anticipated to be acquired from South Edge followed the principles and guidance in Accounting Standards Codification Topic No. 450, Contingencies (“ASC 450”), Accounting Standards Codification Topic No. 360, Property, Plant, and Equipment (“ASC 360”), and Accounting Standards Codification Topic No. 330, Inventory (“ASC 330”).

ASC 450 specifies that an estimated loss from a loss contingency shall be accrued by a charge to income if both (a) information available before the financial statements are issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and (b) the amount of the loss can be reasonably estimated (ASC 450-20-25-2). ASC 360 requires that an impairment loss be recorded when the carrying amount of housing and land inventories is determined to not be recoverable, and such losses shall be measured as the amount by which the carrying amount of an affected asset exceeds its fair value (ASC 360-35-10-17). Under ASC 330, a net loss resulting from a commitment to purchase inventory (such as housing and land inventory) is to be recognized in the same way as inventory losses (ASC 330-10-35-17).

At each quarterly period when we recognized impairment charges for Project land anticipated to be acquired from South Edge, we did so expecting that KB Nevada would fulfill its commitment to acquire its remaining share of Project land per the terms of its land purchase contract with South Edge (with the nature of this commitment described in Paragraph 1(A)(1) above). The expectation that KB Nevada would fulfill its commitment was based on the then-current status of multiple factors described under “South Edge Overview” above, although we considered that changes in these factors could lead us to a different conclusion in the future.

KB Nevada actually purchased Project land pursuant to the terms of its land purchase contract with South Edge during the Continued Development Period, and we recorded impairment charges with respect to that land. These charges reflected the declining conditions in the southern Nevada housing and land market at that time. In accordance with ASC 360, each impairment loss related to the acquired Project land represented the amount by which the carrying amount of the land exceeded its estimated fair value, taking into account then-current market conditions. These impairment losses were reflected as charges to construction and land costs (i.e., cost of sales) in our consolidated statements of operations with corresponding reductions of the inventory balance for such acquired Project land within our consolidated balance sheets.

As with our assessment of owned Project land, each quarter we also analyzed whether we would be able to recover our projected future basis in the remaining share of the Project land that we anticipated KB Nevada would acquire from South Edge. Based on these analyses, we recorded impairment charges during 2007 and 2008 to reflect our estimated losses related to that land. These losses were recorded in accordance with ASC 450 as (a) we believed that it was probable that losses had been incurred in each relevant reporting period due to KB Nevada’s anticipated acquisition of its remaining share of Project land per the terms of its land purchase contract with South Edge, and (b) we were able to reasonably estimate the amount of the losses. In other words, the charges we recorded reflected our determination at the time of the overall exposure to risk of loss with respect to South Edge, with the exposure relating to the anticipated acquisition of Project land from South Edge.

Consistent with ASC 360, the estimated losses at each period were calculated by determining the difference between the price we believed at that time KB Nevada was committed to paying to acquire its remaining share of Project land from South Edge (i.e., the future carrying amount) and the estimated fair value of that land. In applying the provisions of ASC 330, we classified these estimated losses related to Project land anticipated to be acquired from South Edge as “inventory impairments” and reflected them as a charge to construction and land costs (i.e., cost of sales) in our consolidated statements of operations, in the same manner as impairments recognized for the owned Project land. However, because KB Nevada did not yet own the Project land, and, as a result there was not an associated inventory balance, the corresponding entry amount was reflected as a liability within our consolidated balance sheets rather than as a reduction of inventory.

Instead of “inventory impairments,” the estimated losses recorded during 2007 and 2008 related to Project land anticipated to be acquired from South Edge could also have been classified as “losses resulting from an unfavorable commitment to buy land.” That determination would also have been performed in accordance with ASC 450 and ASC 330, and such losses would have been calculated in a manner consistent with ASC 360. By applying the principles within these codification topics to the unfavorable commitment to buy land that existed during the applicable periods, we believe that, based on the information known to us at the time and our then-current estimates of the probable outcome, the timing, calculation and the overall presentation of such losses would have been the same as those we actually reported within our consolidated financial statements. Therefore, other than the name used for the charge, our consolidated financial statements would have been the same had we classified these charges as “losses resulting from an unfavorable commitment to buy land” rather than as “inventory impairments.” We continue to believe that, under the circumstances, our classifying the estimated losses recorded during 2007 and 2008 related to Project land anticipated to be acquired from South Edge as “inventory impairments” was reasonable.

In summary, we believe that we properly accounted for impairment charges with respect to Project land anticipated to be acquired from South Edge. We believe that we properly recognized and measured estimated losses in accordance with generally accepted accounting principles, and that such losses were recorded timely and appropriately. In addition, other than potentially classifying the estimated losses recorded as “losses resulting from an unfavorable commitment to buy land,” we do not believe applicable accounting rules and guidance provide for alternative accounting treatment.

(B)	Reclassification of Liabilities. As the facts and circumstances surrounding South Edge have changed, we believe our accounting treatment has timely and properly reflected the outcomes of our evaluations of the overall exposure to risk of loss with respect to South Edge stemming from new developments, new information and any corresponding changes in our expectations for South Edge as a whole (even if the nature of the exposure may have changed). With each of our quarter end evaluations, after making a determination of the most probable outcome of matters related to South Edge, we have applied the concepts in ASC 450 and recognized losses whenever it was probable they had been incurred and could be reasonably estimated (ASC 450-20-25-2), and classified those losses based on their particular underlying nature. As described more fully below, our consolidated financial statements reflected our estimate of the most probable outcome of South Edge matters at each reporting date.

As discussed in Paragraph 2(A) above, we recognized impairment charges for Project land anticipated to be acquired from South Edge to reflect our evaluation at the time of the overall exposure to risk of loss with respect to South Edge, and we established reserves related to South Edge as a liability in our consolidated balance sheets in the amount of those charges. Our South Edge reserves were reflected as liabilities within our consolidated balance sheets rather than as reductions of inventory because KB Nevada did not yet own the Project land and, as a result, there was not an associated inventory balance. Therefore, our inventory balance was not impacted by the South Edge reserves, including when the reserves were established and when they were applied to South Edge-related losses.

Based on our evaluations during the Work-Out Period, we determined that additional losses with respect to South Edge were not probable beyond the charges recorded in 2008. Significantly, however, our view of the most probable outcome had changed from previous years because it no longer appeared that KB Nevada would acquire its remaining share of Project land per the terms of its land purchase contract with South Edge. Instead, it appeared more likely that, as part of a negotiated resolution with the lenders regarding South Edge’s outstanding debt, the solvent members of the South Edge Member Group would pay off their shares of the debt at a significant discount, acquire their remaining shares of the Project land from the lenders or a newly created entity, and at least in the case of us and KB Nevada, sell the acquired Project land without further development. We considered that this outcome, among other things, would reduce the amount KB Nevada would pay to acquire its remaining share of Project land.

As a result of this changed view and the status of the ongoing work-out discussions over the Work-Out Period, we reclassified certain amounts during the Work-Out Period between our South Edge reserves and the carrying value of our investment in South Edge within our consolidated balance sheets. These reclassifications were made to more closely align our South Edge reserves with the expected costs to acquire KB Nevada’s remaining share of Project land (which essentially reflected what we ultimately expected to pay in resolving South Edge’s outstanding debt), and the carrying value of our investment in South Edge with the estimated fair value of KB Nevada’s remaining share of the Project land anticipated to be acquired. In other words, in evaluating the overall exposure to risk of loss with respect to South Edge, we determined that although the total amount of loss had not changed, its particular underlying nature had changed due to the changing matters surrounding South Edge. Accordingly, we made the reclassifications to reflect that the overall exposure to risk of loss now encompassed both the investment in South Edge and the acquisition of Project land, with the respective balances after the reclassifications were made corresponding to our expectations of the most probable outcome with respect to South Edge at each quarter end during the Work-Out Period.

In making these reclassifications within our consolidated balance sheets, we considered reversing the charges we recognized in prior years through construction and land costs (i.e., cost of sales), but believed doing so would be misleading because such a reversal would have resulted in a higher gross margin in the periods in which the charges would have been reversed. Furthermore, the reversal would have coincided with the recognition of charges in the same amount within equity in income (loss) of unconsolidated joint ventures, resulting in no net impact to our results of operations. Therefore, we determined that it was more appropriate to make the reclassifications within our consolidated balance sheets rather than reverse charges (and recognize the same amount of charges in a different location within our consolidated statements of operations) because such an approach would have potentially resulted in our reporting a misleading gross margin within our consolidated financial statements.

As described in “South Edge Overview” above under the heading “Bankruptcy Period,” following the February 3, 2011 bankruptcy court decision, our view of the probable outcome with respect to South Edge changed significantly. Instead of resolving the Loans at a significant discount (a result we believe would have remained probable had South Edge prevailed in bankruptcy court), the bankruptcy court decision indicated that, contrary to all of our previous expectations, a loss under the Springing Guaranty had become probable. This resulted in a dramatic increase in our expected exposure to risk of loss with respect to South Edge’s outstanding debt, and we accordingly revised our estimate of losses related to South Edge in the first and second quarters of 2011. Because these estimated losses related to South Edge exceeded our previous estimates, we recognized charges in our consolidated statements of operations and increased our South Edge reserves in the first and second quarters of 2011 to our then-current estimate of our expected net obligation related to South Edge. Additionally, we wrote off the remaining balance of our investment in South Edge in the first quarter of 2011, as discussed further in Paragraph 2(E) below. Finally, because the bankruptcy court decision as a practical matter triggered the Springing Guaranty (thereby altering the complicated mix of legal, economic and business issues through which we had previously analyzed the overall exposure to risk of loss with respect to South Edge), we classified our exposure as the South Edge debt guaranty obligation beginning in the first quarter of 2011.

We do not believe that our South Edge reserves were in substance reclassified to other purposes because at all times they were used solely for losses estimated to be incurred as a direct result of our involvement with South Edge, consistent with our evaluations of the overall exposure to risk of loss with respect to South Edge. No part of our South Edge reserves has been used for purposes unrelated to South Edge. In addition, none of our reserves related to South Edge have included any pre-existing reserves that were originally created for purposes unrelated to South Edge. In future periods, if matters related to South Edge are ultimately resolved in a manner different from the currently expected probable outcome, we expect that our currently accrued liability related to South Edge would be applied toward such (new) outcome.

After consideration of the matters related to South Edge that existed at the time we recorded the impairment charges and in subsequent periods, we believe that it was appropriate under ASC 450 to establish reserves in 2007 and 2008 to accrue for losses related to our involvement in South Edge, and to adjust and utilize those reserves in subsequent periods as deemed appropriate according to our estimated probable outcome of matters related to South Edge at each reporting period. For all these reasons, we believe that the overall presentation of South Edge and the timing and amount of charges recognized related to South Edge within our consolidated financial statements were appropriate and in accordance with generally accepted accounting principles for all periods presented.

(C)	Accounting for the Springing Guaranty. As discussed under “South Edge Overview” and in Paragraph 1(B) above, the Springing Guaranty was a limited several repayment guaranty that we and KB Nevada provided to the Administrative Agent. Each of the other members of the South Edge Member Group likewise provided a similar, though separate and distinct springing limited repayment guaranty to the Administrative Agent. Following the occurrence of a South Edge Bankruptcy Event, each separate springing limited repayment guaranty purported to require, upon demand by the Administrative Agent, payment (up to a specified share) of South Edge’s outstanding debt to the lenders. For each member and its parent, the specified share was a ratio, with the numerator equal to the aggregate purchase price of the allocated share of Project land that the member had not yet acquired from South Edge at the time of an applicable South Edge Bankruptcy Event, and the denominator equal to the aggregate purchase price of all of the Project land then remaining to be acquired from South Edge. No South Edge member or its parent was responsible under the terms of their own springing limited repayment guaranty for paying (in whole or in part) the springing limited repayment guaranty obligations of any other South Edge member or its parent. In addition, no action or event, such as the bankruptcy of, or non-payment of capital contributions by, a South Edge member or its parent, was a trigger under the springing limited repayment guaranty or increased the liability of any other member or its parent under their own springing limited repayment guaranty.

We have evaluated our potential obligation under the Springing Guaranty in each relevant reporting period, taking into consideration the facts and circumstances surrounding South Edge.

During the Inception and Continued Development Periods, we considered that KB Nevada and the other South Edge members would continue to acquire their remaining shares of Project land per the terms of their land purchase contracts with South Edge and, by so doing, would enable South Edge both to pay off its outstanding debt to the lenders at face value and to recover its Project development costs. Under these circumstances, no triggering event for the Springing Guaranty would likely have arisen or have been probable.

During the Work-Out Period, we had a different assessment, one that was based on the ongoing work-out discussions held during that time. We considered that there would be a negotiated pay off of South Edge’s outstanding debt at a significant discount and did not believe the lenders would seek to file an involuntary bankruptcy petition against South Edge as such an act would be inconsistent with their openness during the Work-Out Period to a negotiated resolution of the debt at a significant discount and, in our view, would be contrary to legal precedent. Further supporting our consideration that the lenders would not seek to cause a South Edge Bankruptcy Event, and that they would not be successful even if they attempted to do so, were the following:

(a)	the lenders’ other actions during the Work-Out Period (in addition to the ongoing work-out discussions), which could be characterized as an aggressive pursuit of every possible means to obtain a remedy other than attempting to trigger the springing limited repayment guarantees, including (a) filing litigation (in December 2008) seeking to enforce the completion guarantees provided to the Administrative Agent and to compel the solvent members of the South Edge Member Group to purchase Project land from and to provide certain financial support to South Edge (an action that in our view was inconsistent with seeking a resolution for South Edge through bankruptcy), and (b) taking the unusual and aggressive step of funding an arbitration proceeding commenced in May 2009 by one of the South Edge members against the other solvent members of the South Edge Member Group seeking specific performance to purchase Project land from and to make certain capital contributions to South Edge or, in the alternative, seeking damages (again, an action that in our view was inconsistent with seeking a resolution for South Edge through bankruptcy), and

(b)	the advice we received from our outside legal counsel as to the inability of the lenders to sustain any involuntary bankruptcy petition were they to consider such a course. This advice was based on several factors, including the applicable standing requirements, difficulties in proving that the lenders were undersecured and the fact that at this time South Edge was generally paying its other debts as they became due. Indeed, we were informed that there was even a likelihood that any such lender-initiated petition would be considered a bad faith filing done solely to trigger the springing limited repayment guarantees, warranting both dismissal and potential sanctions.

We also considered that South Edge’s obligations to other potential creditors, such as suppliers and subcontractors, generally were being timely paid and therefore likewise provided no basis for them to trigger the Springing Guaranty.

For all these reasons, we believed that a South Edge Bankruptcy Event was not probable, in accordance with ASC 450, and therefore we did not specifically accrue for an obligation with respect to the Springing Guaranty within our consolidated financial statements during the Inception, Continued Development and Work-Out Periods.

For each reporting period during the Inception, Continued Development and Work-Out Periods, we did provide disclosure in our periodic securities filings regarding the Springing Guaranty in accordance with Accounting Standards Codification Topic No. 460, Guarantees (“ASC 460”). Under ASC 460, guarantees are to be disclosed, even if the likelihood of the guarantor having to make any payments under the guarantee is remote. In our periodic securities filings following our entering into the Springing Guaranty through the filing of the Form 10-K, we therefore provided disclosure in the notes to consolidated financial statements and in management’s discussion and analysis regarding the nature of and our potential exposure under the Springing Guaranty.

As a result of the February 3, 2011 bankruptcy court decision to enter an order for relief on the Petition and to appoint a Chapter 11 trustee for South Edge, we then properly reconsidered our obligation with respect to the Springing Guaranty and determined (contrary to all of our previous expectations) that it had now become probable -- even though we and South Edge strongly disagreed with the decision and believe it was made in error. As the bankruptcy court decision did not establish a specific payment obligation, and we have not received a specific demand under the Springing Guaranty, we estimated our probable Springing Guaranty obligation based on discussions with the Administrative Agent that began in February. Based on the then-current status of these discussions, for each quarterly period, we formed a view of the probable amount we would pay to the Administrative Agent and reflected a corresponding liability in our consolidated financial statements, representing our estimate of our probable net obligation related to South Edge.

In accordance with ASC 450, we recognize losses whenever it is probable that they have been incurred and are reasonably estimable. As discussed in Paragraph 2(B) above, we established reserves related to South Edge in 2007 and 2008, and applied those reserves in subsequent periods to reflect our estimate of the then-probable outcome related to South Edge. At the time of the bankruptcy court decision, our reserves related to South Edge in our consolidated financial statements reflected estimated amounts to be paid in connection with a discounted pay off of South Edge’s outstanding debt and the sale of KB Nevada’s remaining share of the Project land without further development, as discussed in “South Edge Overview” above under the heading “Work-Out Period.” In the first quarter of 2011, because we determined that our obligation under the Springing Guaranty had become probable, we adjusted our existing South Edge reserves within our consolidated financial statements to reflect a (now increased) estimate of our probable net obligation with respect to South Edge’s outstanding debt. We also updated our estimate of our net obligation in the second quarter of 2011. As a result, in each of the first and second quarters of 2011, we recognized charges as a loss on loan guaranty within our consolidated statements of operations to recognize the extent to which our estimate of our probable net obligation at each period end exceeded the reserves previously established with respect to South Edge. In updating our estimate in the third quarter of 2011, we did not record any additional charges.

In summary, since we entered into the Springing Guaranty, we have consistently evaluated in each relevant reporting period our accounting treatment for our exposure to risk of loss with respect to the Springing Guaranty within our consolidated financial statements pursuant to the applicable provisions of ASC 450 and ASC 460. Through November 30, 2010, we provided disclosure in our periodic securities filings regarding the nature of and our potential exposure under the Springing Guaranty without accruing for an obligation because we did not consider our potential obligation to be probable. In the first quarter of 2011, we determined that our obligation under the Springing Guaranty had become probable (as a result of the unexpected and hotly disputed outcome of the February 3, 2011 bankruptcy court decision), and we therefore adjusted our existing South Edge reserves within our consolidated financial statements. After consideration of the matters surrounding South Edge through our most recent quarterly reporting period, we believe our disclosures and accounting treatment related to the Springing Guaranty within our consolidated financial statements have been reasonable and timely in accordance with generally accepted accounting principles for all periods presented.

(D)	Impact of South Edge Results on Our Financial Statements. From the time of South Edge’s formation, the general manager was responsible for preparing financial reports for South Edge in accordance with generally accepted accounting principles and providing them to the South Edge members. We reviewed the unaudited South Edge financial statements provided to us by the general manager to determine whether any adjustments were necessary to properly present our involvement with South Edge in our consolidated financial statements.

In accordance with Accounting Standards Codification Topic No. 323, Investments – Equity Method and Joint Ventures (“ASC 323”), we recorded 48.45% of the income or losses of South Edge in our consolidated financial statements, consistent with KB Nevada’s membership interest in South Edge. ASC 323 states that, under the equity method, an investor recognizes its share of the earnings or losses of an investee in the periods for which they are reported by the investee in its financial statements, with the investor’s share of the earnings or losses based on the share of in-substance common stock held by the investor (ASC 323-10-35-4). Within our consolidated statements of operations, our share of South Edge earnings or losses was included in equity in income (loss) in unconsolidated joint ventures, with the exception of $9.1 million of income in

2007, which represented 48.45% of the South Edge profits generated from Project land that was sold to KB Nevada during that year. Such profits were deferred and recorded as a reduction of the cost of the land purchased from South Edge in accordance with Accounting Standards Codification Topic No. 970, Real Estate – General (“ASC 970”), which provides that an investor’s share of profit from a sale of real estate from a venture to the investor shall be recorded as a reduction in the carrying amount of the purchased real estate and should not be recorded as income (ASC 970-323-30-7). In addition to recording a 48.45% share of the South Edge income or losses based on the South Edge results as reported to us by the general manager, we also recorded the following adjustments within our consolidated financial statements based on our review of the South Edge financial statements:

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Inventory Impairments (Loss Due to Unfavorable Commitment to Buy Land). Inventory impairment losses were not recorded in the South Edge financial statements. As we understand it, this was because the general manager believed that each South Edge member would fulfill its commitment to acquire its remaining share of Project land, and therefore the South Edge inventory balance was fully recoverable. Notwithstanding this belief of the general manager, as discussed in Paragraph 2(A) above, the deteriorating conditions in the southern Nevada housing and land market caused us to recognize impairment charges within our consolidated statements of operations as to Project land anticipated to be acquired from South Edge. If the general manager had recorded similar impairment losses in the South Edge financial statements, it would not have impacted our consolidated net loss reflected in our consolidated statements of operations, as we had already timely recorded impairment charges regarding our share of Project land anticipated to be acquired from South Edge in our consolidated statements of operations.

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Capitalized Interest. Within the South Edge financial statements, all of the interest incurred on South Edge’s debt was capitalized from the time the debt was arranged by South Edge. Accounting Standards Codification Topic No. 835, Interest (“ASC 835”), specifies that interest costs are to be capitalized during the period(s) that activities necessary to get a relevant asset ready for its intended use are in progress (ASC 835-20-25-3). With respect to South Edge, our view was that when active infrastructure development of the Project land was halted in the second quarter of 2008, interest incurred should have been expensed until active development resumed. Accordingly, we adjusted KB Nevada’s share of the South Edge losses reported to us by the general manager to reflect our view. Over the Work-Out Period, South Edge incurred $41.4 million of interest (see South Edge’s financial statements as of November 30, 2010 as provided to us by the general manager, which are attached to this letter at Attachment A) that we determined should have been expensed and not capitalized. Therefore, during the Work-Out Period, we recorded our share of the interest that should have been recognized as an expense (an aggregate of $20.1 million, or 48.45% of the $41.4 million total) within equity in loss of unconsolidated joint ventures in our consolidated statements of operations. Correspondingly, the carrying value of our investment in South Edge was also reduced in our consolidated balance sheets.

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Reduction of Our Investment Balance. As further discussed in Paragraph 2(B) above and in Paragraph 2(E) below, we adjusted the carrying value of our investment in South Edge during the Work-Out Period to be more closely aligned with the estimated fair value of KB Nevada’s remaining share of Project land. The adjustments resulted in a difference between our South Edge investment balance and our equity balance as reflected in the Statement of Members’ Equity provided by the general manager as part of the South Edge financial statements.

We considered the relevant facts and circumstances throughout our involvement with South Edge to ensure that we properly accounted for our investment in South Edge within our consolidated financial statements, including whether the assets and liabilities of South Edge as reported to us by the general manager were properly valued. In particular, we regularly assessed the general manager’s valuation of the South Edge inventory balance and the impact, if any, its valuation had on our consolidated financial statements. As the southern Nevada housing and land market deteriorated, we determined that the carrying value of our investment in South Edge was properly reflected in our consolidated financial statements given our belief in 2007 and 2008 that KB Nevada and the other South Edge members would fulfill their commitments to acquire their remaining shares of Project land from South Edge. This was consistent with the South Edge results as reported to us by the general manager. As discussed above, however, we considered that KB Nevada’s commitment and the deteriorating market conditions required us to recognize impairment charges within our consolidated financial statements. By recording these charges, in addition to our share of the South Edge results as reported to us by the general manager and the adjustments previously described above, we believe that our consolidated balance sheets and statements of operations properly presented our involvement in South Edge.

(E)	Overall Valuation of South Edge. We accounted for our investment in South Edge using the equity method in accordance with ASC 323. In applying the equity method, we recognized our share of the profits and losses from South Edge and adjusted the carrying value of our investment in South Edge accordingly. As discussed in Paragraph 2(D) above, we also recorded adjustments within our consolidated financial statements based on our review of the South Edge financial statements. ASC 323 specifies that a decrease in the value of an equity method investment that is other than temporary is to be recognized even if the decrease in value is in excess of what would otherwise be recognized under the equity method (ASC 323-10-35-31). Therefore, as part of the regular quarterly process in accounting for our involvement in South Edge from its formation through our most recent quarterly reporting period, we reviewed our investment in South Edge for decreases in value considered other than temporary. Following is a description of the results of these quarterly assessments.

Shortly after its formation, South Edge entered into similar land purchase contracts with each of its members to sell the Project land to the members. Under each of these land purchase contracts, Project land was to be sold to the South Edge members at a price based on the following formula: (a) the sum of all fees, costs and expenses incurred by South Edge to acquire, finance and develop all of the Project land, plus a 10 percent markup of such fees, costs and expenses, divided by (b) the developable acreage of all of the Project land (excluding certain planned community facilities and public areas). Therefore, the purchase price formula was designed to provide a profit margin for South Edge on its sales of Project land. During the Continued Development Period, we believed that KB Nevada and the other South Edge members would fulfill their commitments to acquire their remaining shares of Project land from South Edge per the terms of these land purchase contracts. Therefore, we determined that an adjustment to the carrying value of our investment in South Edge was not required during this period because South Edge was projected to generate a profit from Project land sales to the South Edge members based on the purchase price established in the land purchase contracts.

As discussed under “South Edge Overview” above, during the Work-Out Period, ongoing discussions among the South Edge Member Group and the lenders suggested that South Edge’s outstanding debt would be paid off at a significant discount. At one point, we had reason to believe that a discount in the range of $130 million could be obtained as part of an overall settlement. During the first three quarters of the Work-Out Period, we considered that KB Nevada and the other South Edge members would still fulfill their commitments to acquire their remaining shares of Project land, but would acquire the land at prices below those established in the land purchase contracts. However, this did not affect our projection that South Edge would generate a profit because the lower Project land purchase prices reflected a corresponding reduction in South Edge’s costs to develop the Project land (i.e., based on a lower debt cost). Therefore, our determination was that paying off South Edge’s outstanding debt at a significant discount would not have changed the value of our investment in South Edge.

In the subsequent quarters of the Work-Out Period, we continued to believe that a negotiated pay off of South Edge’s outstanding debt at a significant discount would be achieved. However, our view of the most probable outcome had changed because it no longer appeared that KB Nevada would acquire its remaining share of Project land per the terms of its land purchase contract with South Edge. Instead, it appeared more likely that, as part of a negotiated resolution with the lenders regarding South Edge’s outstanding debt, the solvent members of the South Edge Member Group would pay off their shares of the debt at a significant discount, acquire their remaining shares of the Project land from the lenders or a newly created entity, and at least in the case of us and KB Nevada, sell the acquired Project land without further development. Given the uncertainty in the ultimate outcome, however, at both November 30, 2009 and 2010, we determined that the value to be realized from our investment in South Edge was essentially the value of KB Nevada’s remaining share of Project land anticipated to be acquired in connection with resolving South Edge’s outstanding debt. We estimated the fair value of the Project land in its then-current condition as of November 30, 2009 and 2010 based on comparable land sales in the local market. Because the fair value of this land was less than what the carrying value of our investment in South Edge would have otherwise been under the equity method, we considered this a decrease in value that should be recognized in accordance with ASC 323-10-35-31. Therefore, during the Work-Out Period, we recorded entries so that the carrying value of our investment in South Edge reflected the estimated fair value of KB Nevada’s remaining share of Project land anticipated to be acquired. These entries resulted in the reclassification of certain amounts between our South Edge reserves and the carrying value of our investment in South Edge within our consolidated balance sheets, as described in Paragraph 2(B) above. These reclassification entries also more closely aligned our South Edge reserves with the amounts we estimated we would ultimately pay in resolving South Edge’s outstanding debt.

As part of the evaluation of the carrying value of our investment in South Edge for the first quarter of 2011, we considered the overall condition of South Edge and determined that, due primarily to the February 3, 2011 bankruptcy court decision, South Edge would no longer be able to perform its activities as originally intended. This determination was further supported by our consideration that it was probable that we would be a proponent of a Supported Plan that, if made effective, would, among other things, effectively eliminate the existing South Edge entity. Per ASC 323-10-35-32, evidence of a loss in value of an equity method investment may be indicated by the inability of the investee to sustain an earnings capacity. Therefore, we concluded that it was appropriate to write off our remaining investment in South Edge as of February 28, 2011 due to the bankruptcy court decision and in order to reflect our assessment of the overall condition of South Edge within our consolidated financial statements.

We have assessed the carrying value of our investment in South Edge on a quarterly basis throughout our involvement. In our assessments, we have considered the changing matters related to South Edge as they have evolved over the years since its formation and have applied the provisions of ASC 323 at each quarter end. Additionally, for each of the periods ending November 30, 2007 through 2010, the carrying value of our investment in South Edge did not exceed our estimates of the fair value of the Project land anticipated to be acquired. In light of the Staff’s comments, we have reviewed our accounting treatment with respect to our investment in South Edge from fiscal 2007 through our most recent quarterly reporting period, and we believe that our investment was fairly stated at each reporting date.

(F)	Recognition of Share of South Edge Losses. Since its formation, we have consistently recognized our share of the income or losses from South Edge in our consolidated financial statements based on KB Nevada’s 48.45% membership interest in South Edge in accordance with ASC 323.

As discussed in Paragraph 1(A)(3) above, in 2008, two of the original South Edge members encountered financial difficulties and eventually entered bankruptcy. Under the terms of the Operating Agreement, the bankruptcy of a South Edge member did not trigger the automatic termination of the member’s membership interest in South Edge. Each of the bankrupt original members remains a member of South Edge: no person or party has replaced them, or, to our knowledge, taken by assignment or otherwise assumed ownership or control of their membership interests (and associated voting power) in South Edge (either in whole or in part). In addition, there is no provision in the Operating Agreement stating that the bankruptcy of any member automatically increases any solvent South Edge member’s actual or effective membership interests or responsibilities with respect to South Edge.

Accordingly, we have not received or assumed, in whole or in part, ownership or control of the bankrupt original members’ membership interests or associated voting power in South Edge, and KB Nevada’s membership interest in South Edge has remained at 48.45%. Therefore, the bankrupt original members’ bankruptcies did not change our recognition of a 48.45% share of the income or losses from South Edge. Consistent with this view, the Statements of Members’ Equity provided by the general manager as part of the South Edge financial statements have continuously reflected KB Nevada as holding a 48.45% membership interest in South Edge. In addition, notwithstanding the inability of the bankrupt original members to perform after they entered bankruptcy, at no time have we been obligated under the Operating Agreement to make any payments on behalf of those bankrupt members or any other South Edge member or its parent with respect to South Edge’s debt or other Project-related liabilities. Further, the February 3, 2011 bankruptcy court decision did not change our belief that we were not obligated to invest capital in South Edge above KB Nevada’s 48.45% membership interest.

As described in “South Edge Overview” above under the heading “Bankruptcy Period,” however, although we considered alternative courses of action after the bankruptcy court decision, we ultimately determined in February 2011 that the better course was to be a proponent of a Supported Plan under which we would probably acquire a share of Project land above KB Nevada’s current 48.45% membership interest in South Edge. As a result, it has only been in connection with our deciding to be a proponent of a Supported Plan that we have considered it probable that our share of the Project would potentially be greater than KB Nevada’s current 48.45% membership interest in South Edge.

As discussed in Paragraph 1(A)(4) above, we and KB Nevada are not related to any of the other members of the South Edge Member Group per ASC 850. In applying the provisions of ASC 850, we have consistently determined that the other members of the South Edge Member Group did not (and do not) meet any of the criteria and, therefore, we have not considered (and do not consider) them to be related parties. Additionally, as discussed in Paragraph 1(C)(4) above, each South Edge member shared in the ability to control South Edge’s activities through the management committee’s major decision-making authority in proportion to its membership interest in South Edge, inclusive of related parties or de facto agents, and we determined that there were no related parties or de facto agents with respect to us. Finally, our business relationships with other parties (including members and nonmembers) involved with South Edge have consisted only of arm’s-length transactions. These relationships had no impact on our operating decisions and/or strategies with respect to South Edge matters, or on the operations of our homebuilding business outside of South Edge.

From South Edge’s formation through our most recent quarterly reporting period, we have considered the relevant facts and circumstances with respect to the recognition of our share of the income or losses from South Edge. Based on these considerations, we have continuously determined that our obligations and our ability to directly or indirectly influence operating decisions related to South Edge matters have in each case been limited to KB Nevada’s 48.45% membership interest in South Edge. Therefore, we believe our recognition of our share of the income or losses from South Edge in our consolidated financial statements based on KB Nevada’s 48.45% membership interest in South Edge to have been appropriate.

Analysis of Accounting. In view of the Staff’s comments, we have reviewed our past accounting treatment for each of the items discussed above for this Paragraph 2. Although the complex and ever-evolving matters surrounding South Edge have required us to apply judgments and estimates based on the information then known to us at each reporting period, we continue to believe that we have applied reasonable judgment in accounting for each of the Paragraph 2 items in accordance with generally accepted accounting principles. We also believe that our consolidated financial statements for each reporting period from fiscal 2007 through our most recent quarterly reporting period reflect appropriate recognition and measurement for each of these items. Our independent registered public accounting firm regularly reviewed our accounting for South Edge from the time it was formed through our most recent quarterly reporting period, agreed with our accounting in each reporting period, and, after reviewing the accounting in light of the Staff’s comments, remains in agreement with our accounting for South Edge. Therefore, we believe the Staff’s comment to provide a comprehensive quantitative and qualitative materiality analysis comparing our reported financial statements to financial statements prepared given our consideration of conclusions regarding the Paragraph 2 items is not applicable.

South Edge Financial Statements. The unaudited financial statements of South Edge for the periods 2007 through 2010 as provided to us by the general manager are attached to this letter at Attachment A. As discussed in Paragraph 2(D) above, we recorded our share of the income or loss of South Edge within our consolidated financial statements based on the South Edge financial statements and any adjustments we felt were necessary to properly present our involvement in South Edge.

Other Equity Method Investments. We have considered our accounting for each of the items discussed above for this Paragraph 2 with respect to our equity method investments, other than South Edge, during the period from fiscal 2007 through our most recent quarterly reporting period. During this period, we had 38 equity method investments, other than South Edge, in various unconsolidated joint ventures that conduct(ed) land acquisition, development and/or other homebuilding activities in markets where our homebuilding operations are located. Our partners in these unconsolidated joint ventures have been and continue to be unrelated parties -- other homebuilders, and/or land developers and other real estate entities, or commercial enterprises. Each of these unconsolidated joint ventures has or had their own separate governing documents with specific terms and conditions, and each of the underlying projects has been subject to its own particular facts and circumstances. South Edge was the largest of our unconsolidated joint ventures in terms of the assets it held and our total equity investment, and it was also the most complex. As of August 31, 2011, we had equity method investments in only seven unconsolidated joint ventures.

During the period from fiscal 2007 to our most recent quarterly reporting period, we had equity method investments in only two other unconsolidated joint ventures where we recorded impairment charges with respect to land anticipated to be acquired because, like South Edge, we believed that we or a wholly-owned subsidiary of ours would fulfill a commitment to purchase land from each of the unconsolidated joint ventures at pre-established prices in markets experiencing deteriorating conditions based on the totality of the particular circumstances presented. Our investment in each of these two unconsolidated joint ventures was smaller than our investment in South Edge and each unconsolidated joint venture is no longer active. In one case, the unconsolidated joint venture’s lenders foreclosed on the underlying property, and, subsequently, the lenders settled claims -- at approximately 10% of the unconsolidated joint venture’s outstanding debt -- against the unconsolidated joint venture’s partners relating to guarantees the partners provided to the lenders. In the other case, the underlying property was sold to us and our partner and we assigned our interest in the unconsolidated joint venture to our partner.

None of our equity method investments throughout the period from fiscal 2007 to our most recent quarterly reporting period, other than South Edge, had repayment guarantees potentially triggered by an involuntary bankruptcy petition against the unconsolidated joint venture entity. For those unconsolidated joint ventures in which we provided any kind of repayment guaranty, in no case did we consider it probable, based on our assessment of the relevant facts and circumstances at the time, that the guaranty would be triggered. For each of our other 38 equity method investments, we recognized our pro rata share of unconsolidated joint venture income and losses based on our or a wholly-owned subsidiary’s membership interest in accordance with ASC 323. In no case did we encounter a situation where an unconsolidated joint venture partner in these equity method investments experienced financial difficulties that would have warranted our recognizing losses in excess of our pro rata share in a relevant unconsolidated joint venture. Further, we did not invest capital in any such unconsolidated joint venture above our pro rata share.

Throughout the period from fiscal 2007 to our most recent quarterly reporting period, we also regularly evaluated all of our equity method investments on a quarterly basis and considered the impact of their reported results on our consolidated financial statements, including whether our unconsolidated joint ventures appropriately valued their assets and liabilities, and whether we needed to recognize other than temporary decreases in the value of our investments in accordance with ASC 323. These evaluations took into account in a comprehensive manner several factors that were specific to each equity method investment based on the information known to us at the time each evaluation was performed. As part of these evaluations, we reviewed the unconsolidated joint ventures’ financial statements and considered, among other things, relevant market conditions, the operational and financial performance of each unconsolidated joint venture and whether any adjustments were necessary to properly present our involvement with our unconsolidated joint ventures in our consolidated financial statements. If we believed that impairments were not appropriately reflected in the financial statements of any unconsolidated joint venture, we recorded our share of such charges in our equity in income (loss) of unconsolidated joint ventures within our consolidated statements of operations and reduced the carrying value of our investments in unconsolidated joint ventures to properly reflect the impairment of our equity method investment in a timely manner. In contrast to South Edge and the other two unconsolidated joint ventures described above, we did not record any such charges as inventory impairments in our consolidated statements of operations because we did not believe that we or a wholly-owned subsidiary of ours had a commitment to purchase land from these unconsolidated joint ventures based on the totality of the particular circumstances presented. We also had instances where we considered that an unconsolidated joint venture would be dissolved because it would not fulfill the purpose for which it was intended (i.e., acquiring land) and we had no remaining obligations. In such instances, we wrote off our investments.

Based on our regular quarterly reviews of our equity method investments during the period from fiscal 2007 through our most recent quarterly reporting period, we believe we have accounted for these equity method investments in accordance with generally acceptable accounting principles applied on a consistent basis and that the results of our unconsolidated joint ventures were properly reflected in our consolidated financial statements. In addition, we recorded joint venture impairments in a timely manner based on the relevant facts and circumstances and, therefore, we believe that our equity method investments in unconsolidated joint ventures were fairly stated in our consolidated balance sheets throughout the period.

3.	Please provide us a specific and comprehensive discussion of your accounting policy for legal fees. In this regard, please clarify if you recognize amounts when a loss is incurred or when fees are incurred. Please tell us the amounts of legal fees incurred and recognized from 2007 to the current period.

Response:

In the ordinary course of our business, we incur fees for legal services provided to us by outside counsel and related third parties. These legal fees relate to consultation and advice on and the representation of our interests with respect to various types of matters. These matters include, but are not limited to, the following: (a) operational business activities, such as land acquisitions and land development; (b) corporate transactions, such as debt issuances; (c) litigation and other dispute resolution proceedings, whether as a plaintiff/claimant or as a defendant/respondent; and (d) internal administrative activities.

Our accounting policy related to legal fees associated with operational business activities and corporate transactions is to capitalize such fees as incurred in our consolidated balance sheets to the extent these costs are expected to provide a benefit in future periods. Legal fees that are capitalized with respect to land acquisitions and land development, for example, are subsequently recognized in our consolidated statements of operations as each home in the applicable community is delivered. Legal fees that are capitalized with respect to debt issuances are amortized in our consolidated statements of operations over the life of the corresponding debt through its maturity date. To the extent such fees are not expected to provide a benefit in future periods, they are expensed as incurred in our consolidated statements of operations.

Therefore, legal fees we incur associated with our litigation and other dispute resolution proceedings and internal administrative activities are expensed as incurred in our consolidated statements of operations, irrespective of when a related loss, if any, is incurred. We do not defer the recognition of such legal fees nor do we accelerate the recognition of potential future legal fees to coincide with a related loss. However, when we may be required to reimburse a plaintiff or defendant for their legal costs to resolve a matter, we will accrue as part of the resolution an amount related to their legal fees when it is probable that we will have to pay such reimbursement and when the amount is estimable.

In future filings, we will provide disclosure substantially as follows:

Legal fees associated with litigation and similar proceedings that are not expected to provide a benefit in future periods are generally expensed as incurred. Legal fees associated with asset acquisition and development and other activities that are expected to provide a benefit in future periods are capitalized as incurred in our consolidated balance sheets. The Company expensed legal fees of $[    ] million in 2011, $33.7 million in 2010 and $25.7 million in 2009.

The following table summarizes legal fees recognized as expense for each of the years ended November 30, 2007, 2008, 2009 and 2010 and for the nine months ended August 31, 2011 (in thousands):

Period	Legal Fees
For the year ended November 30, 2007	$ 21,847
For the year ended November 30, 2008	16,512
For the year ended November 30, 2009	25,658
For the year ended November 30, 2010	33,731
For the nine months ended August 31, 2011	13,175

Form 10-Q for the quarterly period ended February 28, 2011

Note 7.  Inventory Impairments and Land Option Contract Abandonments, page 12

4.	We note your response to our prior comment three including the table that summarizes your inventory balance by segment based on your estimated delivery timeframes. In order to provide greater transparency regarding your inventory, please revise future filings to include similar tabular disclosures under critical accounting policies.

Response:

Among other critical accounting policies, our Form 10-K disclosed the procedures, assumptions and estimates that make up our critical accounting policy with respect to the valuation of our land and housing inventory as reflected in our consolidated financial statements. Our disclosure of this critical accounting policy also described risks related to those assumptions and estimates that could impact our evaluation of the carrying value of our inventory, including conditions in the overall housing market or in specific markets worsening in the future beyond our expectations, future changes in our marketing strategy, or material changes in the other items we consider in assessing the recoverability of our inventory. In this respect, we believe we appropriately disclosed all required information and information that would be meaningful to investors.

In response to a prior Staff comment, we included the following disclosure in our Quarterly Report on Form 10-Q for the quarterly periods ended May 31, 2011 and August 31, 2011 (and we intend to provide similar disclosures in future filings): “While it is difficult to determine a precise timeframe for any particular inventory asset, we estimate our inventory assets’ operating lives under current and expected future market conditions to range generally from one year to in excess of 10 years. Based on current market conditions and expected delivery timelines, we expect to realize, on an overall basis, the majority of our current inventory balance within three to five years.” We believe this disclosure provides an appropriate degree of detail to investors about our expectations for realizing our land and housing inventory.

In our response letter dated July 15, 2011, we included a table that summarized by reporting segment our inventory balance based on an estimated timeframe as to when the last home in an applicable inventory land parcel or community will be delivered. The information in the table was based on then-current and projected market conditions. Given the long-term timeframe reflected in that table, however, actual results by reporting segment are likely to vary significantly from those presented due to inherent unknowns in forecasting future operating performance, future housing market conditions and our marketing strategy in light of those conditions, future construction and development activities, future federal, state and/or local regulatory restrictions and requirements, and future general economic conditions and/or other relevant events and circumstances, many of which are beyond our control. Thus, we believe including a similar table within our critical accounting policies disclosure with respect to the estimated timeframe over which we expect to realize our current inventory balance by reporting segment could be misleading rather than helpful to investors by intimating a degree of confidence and precision regarding future reporting segment results that are unlikely to be realized, even if the information is presented along with cautionary language. In addition, we believe it is more consistent with the intent of the critical accounting policies disclosures -- which is to give insight into management’s judgments relative to their significance to the consolidated financial statements -- to provide inventory balance information at the consolidated level.

Therefore, in balancing the foregoing considerations with providing enhanced transparency to our investors in light of the Staff’s comment, we included within our critical accounting policies disclosure in our Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2011 (and we intend to provide similar disclosures in future filings) supplemental tabular information regarding our estimated timeframe over which we anticipate realizing our overall inventory balance in the aggregate. The relevant portion of this disclosure is provided below.

“The estimated remaining life of each land parcel or community in our inventory depends on various factors, such as the total number of lots remaining; the expected timeline to acquire and entitle land and develop lots to build homes; the anticipated future sales and cancellation rates; and the expected timeline to build and deliver homes sold. While it is difficult to determine a precise timeframe for any particular inventory asset, we estimate our inventory assets’ remaining operating lives under current and expected future market conditions to range generally from one year to in excess of 10 years. Based on current market conditions and expected delivery timelines, we expect to realize, on an overall basis, the majority of our current inventory balance within three to five years. The following table presents our inventory balance as of August 31, 2011, based on our current estimated timeframe as to when the last home within an applicable land parcel or community will be delivered (in millions):

Less than 2 years	3-5 years	6-10 years	Greater than 10 years	Total

$ 1,046.6	$403.7	$326.5	$123.8	$1,900.6

Due to the judgment and assumptions applied in the estimation process with respect to inventory impairments, land option contract abandonments and the remaining operating lives of our inventory assets, it is possible that actual results could differ substantially from those estimated.”

*  *  *

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter appropriately responds to each of the Staff’s comments and questions. If you have any further questions or comments, please do not hesitate to contact me at 310-231-4014, Brian J. Woram, our Executive Vice President, General Counsel and Corporate Secretary, at 310-231-4040, or William R. Hollinger, our Senior Vice President and Chief Accounting Officer, at 310-231-4028.

Sincerely,

/S/ JEFF J. KAMINSKI

Jeff J. Kaminski

Executive Vice President and Chief Financial Officer

cc:	Tricia Armelin, Staff Accountant

Anne McConnell, Senior Staff Accountant

(U.S. Securities and Exchange Commission)

Brian J. Woram, Executive Vice President, General Counsel and Corporate Secretary

William R. Hollinger, Senior Vice President and Chief Accounting Officer

(KB Home)

Steven C. Jacobs, Partner

Abdul Lakhani, Partner

John French, Partner

(Ernst & Young LLP)

South Edge, LLC Financial Statements (000’s)	Attachment A

2007

Balance Sheets (1)	South Edge Statements	Adjustments	Adjusted South Edge Statements

Assets

Cash	10,788	-	10,788
Receivables	196,430	-	196,430
Inventories	335,996	-	335,996
Other Assets	2,350	-	2,350

Total Assets	545,564	-	545,564

Liabilities and Equity

Accounts Payable and Other Liabilities	257	-	257
Mortgages and Notes Payable	364,347	-	364,347
Equity	180,960	-	180,960

Total Liabilities and Equity	545,564	-	545,564

Statements of Income (1)	South Edge Statements	Adjustments	Adjusted South Edge Statements

Revenues	551,175	-	551,175
Cost of Sales	501,068	-	501,068
Other Expenses, net	(755)	-	(755)

Pretax (Loss) Income	50,862	-	50,862

KB Home Pretax (Loss) Income Share			24,643	(2) (3)

2008
Balance Sheets (1)	South Edge Statements	Adjustments	Adjusted South Edge Statements

Assets

Cash	675	-	675
Receivables	143,479	-	143,479
Inventories	384,523	-	384,523
Other Assets	55,558	-	55,558

Total Assets	584,235	-	584,235

Liabilities and Equity

Accounts Payable and Other Liabilities	21,192	-	21,192
Mortgages and Notes Payable	373,937	-	373,937
Equity	189,106	-	189,106

Total Liabilities and Equity	584,235	-	584,235

Statements of Income (1)	South Edge Statements	Adjustments	Adjusted South Edge Statements

Revenues	-	-	-
Cost of Sales	-	-	-
Other Expenses, net	6,476	-	6,476

Pretax (Loss) Income	(6,476)	-	(6,476)

KB Home Pretax (Loss) Income Share			(3,138)	(2)

South Edge, LLC Financial Statements (000’s)	Attachment A

2009

Balance Sheets (1)	South Edge Statements	Adjustments		Adjusted South Edge Statements

Assets

Cash	269	-		269
Receivables	142,579	-		142,579
Inventories	419,422	(23,661)	(4)	395,761
Other Assets	55,654	-		55,654

Total Assets	617,924	(23,661)		594,263

Liabilities and Equity

Accounts Payable and Other Liabilities	44,499	-		44,499
Mortgages and Notes Payable	372,949	-		372,949
Equity	200,476	(23,661)	(4)	176,815

Total Liabilities and Equity	617,924	(23,661)		594,263

Statements of Income (1)	South Edge Statements	Adjustments		Adjusted South Edge Statements

Revenues	-	-		-
Cost of Sales	-	-		-
Other Expenses, net	(3,801)	23,661	(4)	19,860

Pretax (Loss) Income	3,801	(23,661)		(19,860)

KB Home Pretax (Loss) Income Share				(9,622)	(2)

2010
Balance Sheets (1)	South Edge Statements	Adjustments		Adjusted South Edge Statements

Assets

Cash	121	-		121
Receivables	146,925	-		146,925
Inventories	441,189	(41,448)	(4)	399,741
Other Assets	50,800	-		50,800

Total Assets	639,035	(41,448)		597,587

Liabilities and Equity

Accounts Payable and Other Liabilities	106,923	-		106,923
Mortgages and Notes Payable	327,856	-		327,856
Equity	204,256	(41,448)	(4)	162,808

Total Liabilities and Equity	639,035	(41,448)		597,587

Statements of Income (1)	South Edge Statements	Adjustments		Adjusted South Edge Statements

Revenues	-	-		-
Cost of Sales	-	-		-
Other Expenses, net	6	17,787	(4)	17,793

Pretax (Loss) Income	(6)	(17,787)		(17,793)

KB Home Pretax (Loss) Income Share				(8,621)	(2)

(1)	We recorded the impact of the South Edge financial statements one month in arrears. For each of the years presented above (2007-2010), our financial statements as of November 30 reflected the financial results of South Edge as of and for the twelve months ended October 31.

(2)	Amount represents 48.45% of the pretax (income) loss, which corresponds to our membership interest in South Edge.

(3)	In our consolidated financial statements, we deferred $9.1 million of the $24.6 million KB Home pretax income share, which represented 48.45% of the South Edge profits from Project land sold to us, as described in Paragraph 2(D).

(4)	Represents an adjustment we recorded for capitalized interest, as described in Paragraph 2(D).